

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

March 1, 2007

By U.S. Mail

Mr. Luigi Ferraris
Chief Financial Officer
ENEL-Societa per Azioni
Viale Regina Margherita 137, Rome, Italy

> **Re: ENEL-Societa per Azioni
> Form 20-F for the year ended December 31, 2005
> Filed June 28, 2006
> File No. 1-14970**

Dear Mr. Ferraris:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant